TechSoup Global and Subsidiaries

Report of Independent Auditors and

Consolidated Financial Statements with Supplementary Information

June 30, 2019 and 2018

Report of Independent Auditors

The Board of Directors

TechSoup Global and Subsidiaries

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of TechSoup Global and Subsidiaries (the “Organization”), which comprise the consolidated statements of financial position as of June 30, 2019 and 2018, and the related consolidated statements of activities, functional expenses, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TechSoup Global and Subsidiaries as of June 30, 2019 and 2018, and the changes in their net assets and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

As discussed in Note 2 to the consolidated financial statements, the Organization adopted Accounting Standards Update (“ASU”) No. 2016-14, Presentation of Financial Statements of Not-for-Profit Entities. The ASU has been applied retrospectively to all periods presented with the exception of the omission of certain information as permitted by the ASU. Our opinion is not modified with respect to this matter.

Also, as discussed in Note 2 to the consolidated financial statements, the Organization adopted Topic 606 - Revenue from Contracts with Customers using the modified retrospective method applied to all contracts and ASU No. 2018-08, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made using the modified prospective basis. Our opinion is not modified with respect to these matters.

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidating statement of financial position and consolidating statement of activities are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

/s/ Moss Adams LLP

San Francisco, California

October 24, 2019

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Consolidated Financial Statements

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TechSoup Global and Subsidiaries
Consolidated Statements of Financial Position
June 30, 2019 and 2018

	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$7,425,579	$8,189,745
Accounts receivable, net	2,011,973	1,426,128
Grants receivable	493,050	704,993
Prepaid and other current assets	1,137,984	781,515
Total current assets	11,068,586	11,102,381

Long-term assets
Property and equipment, net of accumulated depreciation	199,997	334,103
Deposits	118,971	117,675
Total long-term assets	318,968	451,778
Total assets	$11,387,554	$11,554,159

LIABILITIES AND NET ASSETS
Current liabilities
Accounts payable	$2,473,693	$1,821,700
Accrued vacation	1,423,075	1,320,030
Accrued liabilities	237,951	153,978
Deferred revenue	340,584	220,035
Deferred rent	84,678	165,152
Total current liabilities	4,559,981	3,680,895

Long term liabilities
Notes Payable	1,842,700	-
Accrued interest	1,414	-
Deferred rent	22,965	-
Total long term liabilities	1,867,079	-

Net assets
Net assets without donor restrictions
Undesignated	1,307,339	5,601,463
Accumulated foreign translation adjustment	(162,693)	(148,637)
Total net assets without donor restrictions	1,144,646	5,452,826
Net assets with donor restrictions	3,815,848	2,420,438
Total net assets	4,960,494	7,873,264
Total liabilities and net assets	$11,387,554	$11,554,159

See accompanying notes.

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TechSoup Global and Subsidiaries
Consolidated Statements of Activities and Changes in Net Assets
For the Years Ended June 30, 2019 and 2018

	2019			2018
	Without Donor	With Donor		Without Donor	With Donor
	Restrictions	Restrictions	Total	Restrictions	Restrictions	Total
Revenue and support
Program service fees	$25,842,655	$-	$25,842,655	$31,605,913	$-	$31,605,913
Grants and contributions	135,063	5,043,437	5,178,500	86,711	2,114,025	2,200,736
Donated goods and services	500	-	500	150,000	-	150,000
Membership revenues	331,434	-	331,434	237,025	-	237,025
Other income	21,117	-	21,117	11,910	-	11,910
Net assets released from restrictions	3,648,027	(3,648,027)	-	2,610,855	(2,610,855)	-
Total revenue and support	29,978,796	1,395,410	31,374,206	34,702,414	(496,830)	34,205,584
Expenses
Program services
Global Validation and Data Services	9,154,285	-	9,154,285	10,176,915	-	10,176,915
Apps4Good	5,816,997	-	5,816,997	5,936,603	-	5,936,603
NGO Technology Marketplace	11,824,171	-	11,824,171	11,202,960	-	11,202,960
Total program services	26,795,453	-	26,795,453	27,316,478	-	27,316,478
Supporting services
General and administrative	5,408,052	-	5,408,052	5,482,477	-	5,482,477
Fundraising and development	2,069,415	-	2,069,415	1,249,339	-	1,249,339
Total supporting services	7,477,467	-	7,477,467	6,731,816	-	6,731,816
Total expenses	34,272,920	-	34,272,920	34,048,294	-	34,048,294
Changes in net assets from operations	(4,294,124)	1,395,410	(2,898,714)	654,120	(496,830)	157,290
Foreign currency translation adjustment	(14,056)	-	(14,056)	(2,923)	-	(2,923)
Total changes in net assets	(4,308,180)	1,395,410	(2,912,770)	651,197	(496,830)	154,367
Net assets
Beginning of year	5,452,826	2,420,438	7,873,264	4,801,629	2,917,268	7,718,897
End of year	$1,144,646	$3,815,848	$4,960,494	$5,452,826	$2,420,438	$7,873,264

See accompanying notes.

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TechSoup Global and Subsidiaries
Consolidated Statement of Functional Expense
For the year ended June 30, 2019

	Program Services				Supporting Services
	Global Validation and Data Services	Apps4Good	NGO Technology Marketplace	Total Program	General and Administrative	Fundraising and Development	Total Support	Total Expense
Expenses:
Personnel costs	$5,535,737	$2,913,822	$7,512,582	$15,962,141	$3,174,526	$1,423,829	$4,598,355	$20,560,496
Professional services	2,094,710	1,082,515	1,530,029	4,707,254	780,476	235,845	1,016,321	5,723,575
Rent	317,657	169,894	424,219	911,770	176,067	81,754	257,821	1,169,591
Equipment leasing and rental	286,735	161,812	385,548	834,095	159,053	73,794	232,847	1,066,942
Travel and conferences	208,906	314,095	208,910	731,911	140,221	51,645	191,866	923,777
Bank fees	2,932	4,711	749,303	756,946	15,197	156	15,353	772,299
IT maintenance and licenses	185,121	99,476	333,572	618,169	102,352	47,526	149,878	768,047
Grants paid to others	20,321	450,184	29,137	499,642	2,848	-	2,848	502,490
Outreach	136,686	71,585	160,455	368,726	66,224	42,750	108,974	477,700
Dues, fees, and subscriptions	72,211	108,879	92,831	273,921	140,419	40,492	180,911	454,832
Telecommunications	98,262	66,152	129,854	294,268	60,107	25,065	85,172	379,440
Accounting	-	-	-	-	223,161	-	223,161	223,161
Training and recruitment	8,745	59,910	17,965	86,620	124,795	1,742	126,537	213,157
Loss on currency exchange	1,827	191,112	6,872	199,811	6,106	-	6,106	205,917
Depreciation and amortization	44,513	29,482	59,446	133,441	24,672	11,456	36,128	169,569
Expendable equipment	42,019	22,747	50,383	115,149	20,055	9,172	29,227	144,376
Utilities	32,950	17,623	44,003	94,576	18,263	8,480	26,743	121,319
Repairs and maintenance	31,516	16,856	42,089	90,461	17,468	8,111	25,579	116,040
Insurance	-	-	-	-	109,618	-	109,618	109,618
Supplies	14,435	17,379	17,179	48,993	8,168	3,265	11,433	60,426
Postage	10,051	8,979	20,428	39,458	4,769	2,020	6,789	46,247
Printing	8,951	9,784	8,120	26,855	5,398	2,313	7,711	34,566
Interest Expense	-	-	1,246	1,246	28,089	-	28,089	29,335
Total	$9,154,285	$5,816,997	$11,824,171	$26,795,453	$5,408,052	$2,069,415	$7,477,467	$34,272,920

See accompanying notes.

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TechSoup Global and Subsidiaries
Consolidated Statement of Functional Expense
For the year ended June 30, 2018

	Program Services				Supporting Services
	Global Validation and Data Services	Apps4Good	NGO Technology Marketplace	Total Program	General and Administrative	Fundraising and Development	Total Support	Total Expense
Expenses:
Personnel costs	$6,683,257	$3,080,030	$7,541,309	$17,304,596	$3,411,835	$846,908	$4,258,743	$21,563,339
Professional services	1,933,320	1,223,229	1,334,955	4,491,504	758,887	194,573	953,460	5,444,964
Rent	336,369	269,322	374,178	979,869	166,243	42,343	208,586	1,188,455
Telecommunications	349,711	186,359	393,944	930,014	174,660	43,759	218,419	1,148,433
IT maintenance and licenses	239,013	128,212	275,894	643,119	119,546	30,350	149,896	793,015
Travel and conferences	128,656	295,227	100,669	524,552	118,011	31,319	149,330	673,882
Bank fees	2,690	4,381	618,708	625,779	13,514	63	13,577	639,356
Grants paid to others	38,969	417,316	43,536	499,821	2,160	527	2,687	502,508
Depreciation and amortization	127,914	79,310	142,903	350,127	64,008	16,185	80,193	430,320
Dues, fees, and subscriptions	90,283	73,534	99,238	263,055	83,974	15,990	99,964	363,019
Outreach	95,245	49,870	106,405	251,520	48,760	12,052	60,812	312,332
Accounting	-	-	-	-	230,788	-	230,788	230,788
Training and recruitment	2,461	31,870	2,778	37,109	128,275	849	129,124	166,233
Expendable equipment	51,565	23,279	56,477	131,321	26,585	6,385	32,970	164,291
Insurance	-	1,183	-	1,183	98,061	-	98,061	99,244
Utilities	24,904	22,060	27,741	74,705	12,425	3,141	15,566	90,271
Loss on currency exchange	29,469	15,784	32,922	78,175	-	-	-	78,175
Repairs and maintenance	18,650	9,074	20,802	48,526	9,817	2,356	12,173	60,699
Supplies	12,616	12,487	10,699	35,802	7,238	1,137	8,375	44,177
Postage	3,568	4,538	12,164	20,270	2,968	441	3,409	23,679
Printing	5,990	7,991	5,108	19,089	3,589	674	4,263	23,352
Equipment leasing and rental	2,265	1,547	2,530	6,342	1,133	287	1,420	7,762
Total	$10,176,915	$5,936,603	$11,202,960	$27,316,478	$5,482,477	$1,249,339	$6,731,816	$34,048,294

See accompanying notes.

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TechSoup Global and Subsidiaries
Consolidated Statements of Cash Flows
June 30, 2019 and 2018

	2019	2018
Cash flows from operating activities
Changes in net assets
Adjustments to reconcile results in operations to net cash (used in) provided by operating activities	$(2,912,770)	$154,367
Allowance for doubtful accounts	50,000	25,000
Depreciation and amortization	169,569	430,320
Changes in operating assets
Accounts receivable	(635,845)	674,277
Grants receivable	211,943	613,069
Prepaid expenses and other current assets	(356,469)	35,176
Deposits	(1,296)	452
Changes in operating liabilities
Accounts payable	651,993	834,863
Accrued vacation	103,045	(88,302)
Accrued liabilities	83,973	(77,622)
Deferred revenue	120,549	(61,178)
Deferred rent	(57,509)	(32,464)
Net cash (used in) provided by operating activities	(2,572,817)	2,507,958
Cash flows from investing activities
Purchases of property and equipment	(35,463)	(179,358)
Net cash used by investing activities	(35,463)	(179,358)
Cash flows from financing activities
Proceeds from notes payable	1,844,114	-
Net cash provided by financing activities	1,844,114	-
Net change in cash and cash equivalents	(764,166)	2,328,600
Cash and cash equivalents
Beginning of year	8,189,745	5,861,145
End of year	$7,425,579	$8,189,745
Supplementary information
Interest paid	$29,340	$-
Taxed paid	9,920	-
Donated software	500	150,000

See accompanying notes.

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TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PROGRAMS

Mission Statement

To build a dynamic bridge that enables civil society organizations and changemakers around the world to gain effective access to the resources they need to design and implement technology solutions for a more equitable planet.

Nature of Organization

TechSoup Global (DBA TechSoup), a California nonprofit public benefit corporation established in 1987, embraces technology and innovation to accelerate social good. From the capabilities developed to support TechSoup’s award-winning technology donation program, has emerged a next-generation giving platform that has facilitated over $12.3 billion of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs that have benefited over 1.13 million non-governmental organizations (NGOs), nonprofits, charities, public benefit organizations, and libraries in 236 countries and territories since 2002.

TechSoup is pioneering new ways to connect sector needs with a more comprehensive set of resources, by engaging and broadening the vast ecosystem of social good. In this way, TechSoup supports its diverse social sector community in identifying the areas of greatest need, matching those needs with appropriate technological solutions and skills, and helping remove barriers to adoption of technology.

TechSoup has five operating subsidiaries: TechSoup Africa Enterprises Limited a trading company based in Kenya, TSL Enterprises S.A.S. a trading company based in the Republic of Colombia, TSE Enterprises Sp. Z O.O. a trading company based in Poland, The TechSoup Trust (formerly GuideStar International) a United Kingdom-based registered Charity and Company Limited by Guarantee, and Fundacja TechSoup, a Polish Public Benefit Foundation.

Fundacja TechSoup was incorporated in Poland on April 3, 2009, and began its operations in July 2009. TechSoup combined operations with The TechSoup Trust on March 26, 2010, after the Board of Directors of both organizations passed confirming resolutions. The TechSoup Trust, and Fundacja TechSoup are charitable nonprofit organizations focusing on technology capacity building for not-for-profit entities, civil society organizations, and social change agents around the world. TSE Enterprises Sp. Z O.O., was established on March 30, 2018 as a for-profit wholly owned subsidiary of TechSoup Global. TSE Enterprises Sp. Z O.O. focuses on providing cloud based product subscriptions for charitable organizations in the European region. TechSoup Africa Enterprises Limited, was established on October 16, 2018 as a for-profit wholly owned subsidiary of TechSoup Global. TechSoup Africa Enterprises focuses on providing cloud based product subscriptions for charitable organizations in the African region. TSL Enterprises S.A.S., was established on November 26, 2018 as a for-profit wholly owned subsidiary of TechSoup Global. TSL Enterprises S.A.S. focuses on providing cloud based product subscriptions for charitable organizations in Latin America.

The consolidated financial statements include the accounts of TechSoup, TechSoup Africa Enterprises Limited, TSL Enterprises S.A.S., TSE Enterprises Sp. Z O.O., The TechSoup Trust, and Fundacja TechSoup, collectively known as TechSoup Global. All five subsidiaries are under common control.

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TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TechSoup introduced a Direct Public Offering (DPO) to offer impact investment opportunities to people of all economic backgrounds with investment minimums as low as $50. TechSoup filed its first Regulation A offering statement to the SEC in August 2018 and was qualified on September 25, 2018 to raise up to $11.5 million. In August 2019, TechSoup submitted its second Regulation A offering statement to the SEC and was qualified on September 26, 2019. All investments made in this offering are unsecured notes payable to the investors.

There are three tiers of investment levels:

●	Community capital note – annual interest of 2% and $50 minimum
●	Patient capital note – annual interest of 3.5% and $2,500 minimum
●	Risk capital note – annual interest of 5% and $50,000 minimum

TechSoup’s programs include the following:

NGO Technology Marketplace

TechSoup is a global marketplace of technology products, services, training, education, and content for nonprofits around the world. TechSoup’s product donation program helps more than 100 corporate donors distribute a retail volume of more than $1 billion annually in donated or specially-discounted technology and other critical resources. TechSoup Global Network served over 155,000 organizations with product and service donations in fiscal year 2019 and 159,000 in fiscal year 2018. As technology and technology delivery continues to change, TechSoup continues to evolve its traditional product donation program to increase the breadth of its offers to include more hardware, mobile, and cloud-based subscription offers. Additionally, through this next-generation technology marketplace, TechSoup also offers a variety of nonprofit specific programs and services such as online learning through TechSoup Courses, technology implementation and management services, and cloud migration consultation and services. Through its NGO technology marketplace, TechSoup has now facilitated over $12.3 billion of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs.

Global Validation and Data Services

As a result of decades of outreach and programmatic activity through the TechSoup Global Network, TechSoup has a rich repository of data records on approximately 1.13 million NGOs around the globe. This data allows TechSoup to efficiently and inexpensively validate the charitable status of organizations in 236 countries and territories, thereby enabling a wider range of stakeholders to give, receive, and share an even more diverse set of resources. Increasingly, donors and suppliers of various charity offers are using TechSoup’s global validation and data solutions, matching algorithms, and APIs to create their own direct offers for cloud technology, product donations, volunteer programs, employee giving, and philanthropic programs and services. Additionally, TechSoup utilizes its validation and legal expertise to power NGOsource, a program that streamlines the equivalency determination (ED) process for U.S. foundations, enabling them to efficiently provide grants to NGOs outside the United States. As of June 2019, grantmakers have requested more than 7,000 EDs for NGOs in 138 countries, and an estimated total of over $3 billion in international grant funding was facilitated by EDs completed by NGOsource.

Our growing circle of validation and data services clients is comprised of the largest publicly traded firms, socially minded early-stage firms, individual giving and employee giving and volunteering platforms, foundations and donor advised funds, intergovernmental organizations, and nonprofits that provide platforms for corporate philanthropy.

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TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Apps4Good

Around the world, TechSoup supports a variety of issue-facing web and mobile application technology products that help communities achieve their objectives. TechSoup is often sought out to close the gap between big-picture vision and the ability to execute by facilitating design sessions, developing new technology interventions, and further developing and scaling existing tools. TechSoup helps to ensure that the best Apps4Good tools and educational resources are accessible around the globe.

Caravan Studios, an award-winning division of TechSoup, uses a community-centered design methodology to build and launch mobile apps that have been designed for, by, and with civil society groups for social good. Caravan has built a strong user base for its existing mobile apps, including Safe Shelter, Range, SafeNight, Worker Connect, and 4Bells. Caravan Studios also works with developers to build out their existing Apps4Good and connect their tools to a community of users, as was seen in the ByBus project in Brazil.

Fundacja TechSoup engages regional and local communities in open data, transparency and accountability, app development, educational programs, digital security, storytelling, and coding. Over the past three years, TechSoup has built upon its regional open data experience to build and strengthen bridges between civil society, governments, IT specialists, and tech activists through projects such as Tech4Stories, Apps4Citites, Megaphone, Meet&Code, and ICT4NGO.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statement presentation – The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Net assets, revenues, expenses, gains, and losses are classified based on the existence or absence of donor-imposed restrictions. Accordingly, the net assets of TechSoup Global and changes therein are classified and reported as follows:

Net assets without donor restrictions – Net assets that are not subject to donor-imposed restrictions.

Net asset with donor restrictions – Net assets that are subject to donor-imposed restrictions that can be fulfilled by actions of TechSoup Global pursuant to those stipulations and/or expire with the passage of time, or maintain in perpetuity. Generally the donor of the net assets maintain in perpetuity permits TechSoup Global to use all or part of the income earned on related investments for general or specific purposes. At June 30, 2019 and 2018, TechSoup Global had no net assets required to be maintained in perpetuity.

Revenues are reported as increases in net assets without donor restrictions unless the use of the related assets is limited by donor-imposed restrictions. Expenses are reported as decreases in net assets without donor restrictions. Expirations of restrictions on net assets (i.e., the donor-stipulated purpose has been fulfilled and/or the stipulated time period has elapsed) are reported as reclassifications between the applicable classes of net assets.

Principles of consolidation – The consolidated financial statements include the accounts of The TechSoup Trust, Fundacja TechSoup, TSE Enterprises Sp. Z O.O. in fiscal years 2019 and 2018 and TechSoup Africa Enterprises Limited and TSL Enterprises S.A.S. in fiscal year 2019, all of which are operating subsidiaries of TechSoup Global. All intercompany accounts and transactions have been eliminated.

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TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents – For purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as demand deposits at banks and certificates of deposit with initial purchased maturities of less than ninety days.

Restricted cash – Included in cash and cash equivalents are funds in an escrow account pledged to NonProfit Finance Fund as security for the loans. As of June 30, 2019 and 2018, cash restricted for these purpose was $200,000 and $0, respectively.

Accounts receivable – Accounts receivable represents trade receivables. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of June 30, 2019 and 2018, TechSoup Global determined an allowance of $75,000 and $25,000, respectively, was necessary for accounts receivable. Collection on accounts receivable are expected to be received within one year.

Grants receivable – Receivables represent contributions unconditionally promised and grants for which constructive delivery of service has been made, but which have not been received prior to year-end. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of June 30, 2019 and 2018, management has deemed all grants receivable collectible and has not provided a valuation allowance.

Property and equipment – Property and equipment purchased is recorded at cost. Assets acquired by contribution or bequest are stated at fair value at the date of donation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset’s carrying amount and related depreciation are removed from the accounts and any gain or loss is included in operations. TechSoup Global capitalizes all individual property and equipment acquisitions in excess of $2,500.

The estimated useful lives of computer software, office equipment, and furniture and fixtures are principally as follows:

Computer software	3 years
Office equipment	3-5 years
Furniture and fixtures	3-7 years

Impairment of long-lived assets – TechSoup Global evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down will be recorded to reduce the related asset to its estimated fair value. As of years ended June 30, 2019 and 2018, no such write-downs have occurred.

Accrued vacation – TechSoup Global accrues a liability for vested vacations to which employees are entitled depending on the length of service and other factors. The accompanying consolidated financial statements include accrued vacation benefits of $1,423,075 and $1,320,030 for the years ended June 30, 2019 and 2018, respectively.

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TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Rent - Deferred rent includes amounts paid by TechSoup Global’s landlord for fixtures and leasehold improvements at the inception of the lease. These amounts are being recognized as a reduction of rent expense over the term of the lease. In addition, the excess of rent expense over cash outlay is recorded as deferred rent. This will offset future rent expense when the cash outlay for rent increases occurs in accordance with the lease.

Revenue recognition – For fiscal year 2018/2019, TechSoup Global has adopted Accounting Standards Update No. 2018-08, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. Received and Contributions. Management has undertaken a review of contracts and revenue streams for all of TechSoup Global’s net revenues.

TechSoup Global has opted for the modified retrospective method for the transition. Under this approach, entities must elect to apply the new revenue recognition model in Accounting Standards Committee (“ASC”) 606 to either all contracts or only those that are not completed as of the date of adoption. TechSoup Global has elected to apply ASC 606 to all contracts at the date of initial application. This approach would involve comparing how those contracts would have been recorded under ASC 606 with how they were actually recorded under legacy generally accepted accounting principles (“GAAP”). Any necessary adjustments would be recorded to opening net assets on the date of adoption (prior periods would not be restated).

Management reviewed the revenue lines reported on the consolidated statement of activities and assessed the possible accounting implications associated with ASC 606. Upon completion, management determined grants and contracts would need to be considered under the modified retrospective method. The other revenue lines, although they may have been subject to contracts with customers, did not require further attention because the contract terms were clearly defined and revenue recognition was proper.

TechSoup Global determines revenue through the following steps:

●	Identification of each contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when, or as, performance obligations are satisfied.

TechSoup Global accounts for a contract with a customer through the issuance of a term of user agreements and subscription agreements and when it has a legally enforceable contract with the customer, the arrangement identifies the rights of the parties, the contract has commercial substance, and TechSoup Global determines it is probable that it will collect the contract consideration. TechSoup Global recognizes revenue when control of the promised goods or services transfers to customers, in an amount that reflects the consideration TechSoup Global expects to be entitled to in exchange for those goods or services.

Contract and government grant revenues are recognized as net assets without donor restrictions as services are recognized in accordance with ASU 2018-08. Contract and government grants are considered to be a conditional contribution and the contribution is met when the services are performed and/or expenses are incurred.

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TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Program Service fees in the accompanying consolidated financial statements incorporates three forms of revenue:

Client Supported Services are contracted services that are recognized as the related services are provided. Client Supported Service revenue is recognized when control of the promised goods or services is transferred to the client, typically at a point in time in an amount that reflects the consideration the client expects to be entitled to in exchange for those goods and services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically. In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the goods or services automatically terminate. Generally, fees are calculated based on percentage of the retail price of the products.

Validation Service Fees are recognized as revenue when services are provided to the client, typically over a period of time in an amount that reflects the consideration the client expects to be entitled to in exchange for those services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically. In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the services automatically terminate. Generally, fees are calculated based on the tier for each NGO validated.

Equivalency Determination (“ED”) Service Fees are performed on an as-requested basis, and are recognized as revenue when completed and determination results are reported to the clients, typically over a period of time in an amount that reflects the consideration the client expects to be entitled to in exchange for those services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically. In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the service automatically terminate. Generally, fees are calculated based on membership level and type of ED requested.

TechSoup Global recognizes Program Service Fees ratably over the contract term beginning on the date the goods or services are made available to the customer. All contracts are considered to be short-term in nature.

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TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Practical Expedients Elected – As part of TechSoup Global’s adoption of ASC Topic 606, TechSoup Global elected to use the following practical expedients:

●	Not to adjust the promised amount of consideration for the effects of a significant financing component when TechSoup Global expects, at contract inception, that the period between TechSoup Global’s transfer of a promised product or service to a customer and when the customer pays for that product or service will be one year or less;
●	Not to recast revenue for contracts that begin and end in the same fiscal year; and
●	Not to assess whether the promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.

Contributions received as well as collectible unconditional promises to give are recognized in the period the contribution is received. Contributions with donor-imposed restrictions are reported as revenues with donor restrictions. Net Assets with donor restrictions are classified to net assets without donor restrictions when the donor restrictions are satisfied. Contributions received with donor-imposed restrictions that are satisfied within the same reporting period are reported as without donor restrictions support in that period. Conditional contributions are recognized when the conditions on which they depend are substantially met.

In-kind contributions are recognized as revenue at the estimated fair value at the date of the gift. TechSoup Global received in-kind contributions of $500 and $150,000 for the years ended June 30, 2019 and 2018, respectively, consisted of donated software licenses, professional services, and rent.

Contributions of donated goods and services are recorded at their fair values in the period received. Donated services are recognized as contributions if the services (a) create or enhance non-financial assets or (b) require specialized skills, are performed by people with those skills, and would otherwise be purchased by TechSoup Global.

Membership dues are deferred and recognized in the period to which they relate.

Deferred revenue represents application deposits received from customers for qualification, verification, and back orders.

The following table presents TechSoup Global program service fees for the year ended June 30, 2019 and 2018 disaggregated based on the revenue source:

Revenue Driver	Timing of Recognition	June 30, 2019	June 30, 2018
Client Support Services	Point in time	$23,221,557	$29,202,884
Validation Services	Period of time	629,896	546,208
Equivalency Determination	Period of time	1,991,202	1,856,821
Membership	Over time period	331,434	237,025

Outreach – Outreach costs are expensed as incurred. Outreach expense amounted to $477,700 and $312,331 for the years ended June 30, 2019 and 2018, respectively.

Functional allocation of expenses – In accordance with ASC 958-225, TechSoup Global classifies costs incurred in the accompanying statement of activities by the cost’s functional nature. Program expenses are costs related to providing the various programs and other activities in accordance with its mission to build a dynamic bridge that leverages technology to enable connections and innovative solutions for a more equitable planet. Management and general administrative expenses are costs related to administering the day-to-day activities of TechSoup Global. These expenses do not directly relate to TechSoup Global’s purpose and typically include costs for activities such as accounting, outreach, privacy/security management, and governance. The financial statements report certain categories of expenses that are attributed to both program and supporting functions. Therefore, expenses require allocation on a reasonable basis that is consistently applied. TechSoup Global allocates expenses on the basis of estimates of time and effort.

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TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Foreign currency translation – All assets and liabilities were translated at the exchange rate on the consolidated statement of financial position date, net assets are translated at the historical rates, and consolidated statements of activities and changes in net assets are translated at the weighted average exchange rate for the period being reported. The currency translation for assets and liabilities at the exchange rate on the consolidated statement of financial position date is shown after the change in net assets from operation on the consolidated statements of activities and changes in net assets, whereas gains and losses on currency transactions during the year are reported as a component of program expenses in the consolidated statements of activities and changes in net assets.

Reclassifications – Certain reclassifications have been made to the June 30, 2018 consolidated financial statements to conform to the June 30, 2019 presentation.

Recent accounting implemented pronouncements – In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which is a new standard on revenue recognition. The new standard contains principles that an entity will need to apply to determine the measurement of revenue and timing of when revenue is recognized. The underlying principle is to recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The standard has a five-step approach which includes identifying the contract or contracts, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue. The standard also significantly expands the quantitative and qualitative disclosure requirements for revenue, which are intended to help users of financial statements understand the nature, amount, timing, and uncertainty of revenue and the related cash flows.

On June 2018, FASB issued ASU No. 2018-08, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. This new standard provides a framework for determining whether a contribution is conditional or unconditional which will impact the timing of revenue recognition. An unconditional contribution is recognized immediately whereas a conditional contribution cannot be recorded until the conditions have been met. A contribution is conditional if it includes both a right of return to the asset provider or a right of release from the obligation to provide funds/assets and one or more barriers to be overcome before the organization is entitled to the assets transferred or promised.

In August 2016, the FASB issued ASU No. 2016-14, Not-for-Profit Entities (Topic 958): Presentation of Financial Statements of Not-for-Profit Entities ASU 2016-14, which improves the current net asset classification requirements and the information presented in financial statements and notes about an entity’s liquidity, financial performance, and cash flows. The update replaces the requirement to present three classes of net assets with two classes, net assets with donor restrictions and net assets without donor restrictions. The update also removes the requirement to present or disclose the indirect method (reconciliation) if using the direct method for the statement of cash flows as well as adds several additional enhanced disclosures to the notes.

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TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TechSoup Global has evaluated these new standards and the impact it will have on its consolidated financial statements, information technology systems, processes, and internal controls. These amendments in this update are adopted in fiscal year 2018/2019

NOTE 3 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost less accumulated depreciation and amortization, at June 30:

	2019	2018
Computer software	612,133	951,271
Equipment and furniture	1,622,843	1,664,961
Total	2,234,976	2,616,232
Less: accumulated depreciation and amortization	(2,034,979)	(2,282,129)
	$199,997	$334,103

Depreciation and amortization of property and equipment and software amounted to $169,569 and $430,320 for the fiscal years ended June 30, 2019 and 2018, respectively.

NOTE 4 – NET ASSETS WITH DONOR RESTRICTIONS

Net assets with donor restrictions were available as follows on June 30:

	2019	2018
NGO Technology Marketplace	783,676	$152,416
Global Validation and Data Services	1,207,900	954,464
Apps4Good	1,824,272	1,313,558
	$3,815,848	$2,420,438

Net assets with donor restrictions are expected to be spent within one year.

Net assets with donor restrictions that were released from donor restrictions by incurring expenses satisfying the purposes specified by donors are noted as follows for the years ended June 30:

	2019	2018
NGO Technology Marketplace	$287,591	$396,581
Global Validation and Data Services	1,061,064	293,454
Apps4Good	2,299,372	1,920,820
	$3,648,027	$2,610,855

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TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – LIQUIDITY AND AVAILABILITY OF FUNDS

TechSoup Global financial assets available within one year of the consolidated statement of financial position date for general expenditures are as follows:

Financial assets
Cash and cash equivalents	$7,425,579
Accounts receivable, net	2,011,973
Grants receivable	493,050
Financial assets, at June 30, 2019	9,930,602

Less those unavailable for general expenditure within one year, due to:
Cash Collateral to secure loan	(200,000)
Financial assets available to meet cash needs for general expenditures within one year	$9,730,602

TechSoup Global has $9,730,602 of financial assets available within one year of the consolidated statement of financial position date to meet cash needs for general expenditures consisting of substantially cash of $7,225,579, accounts receivable of $2,011,973, and grants receivable of $493,050. Except for the $200,000 cash collateral to secure loan, none of the other financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditures within one year of consolidated the statement of financial position. The contribution receivables are subject to implied time restrictions but are expected to be collected within one year. TechSoup Global structure its financial assets including net assets with donor restrictions to be available as its general expenditures, liabilities, and other obligations come due. As described in Note 6, TechSoup Global also has a loan agreement in the amount of $4,000,000, which it could draw upon in the event of an unanticipated liquidity need.

NOTE 6 – NOTES PAYABLE

TechSoup Global has a working capital loan agreement with Nonprofit Finance Fund which was executed as of December 21, 2018. The line allows for total borrowings of up to $4,000,000 at the fixed interest rate of 6.25% per annum. There is a two-year “interest only” period, followed by a three-year period with monthly equal repayments against the loan including interest and principal. TechSoup Global established a cash collateral account pledged to NFF to secure the loans. There was $500,000 loan balance outstanding and $200,000 deposited into the cash collateral account on June 30, 2019.

There are certain financial and non-financial debt covenants under the loan agreement with Nonprofit Finance Fund as of June 30, 2019.

As mentioned in Note 1, TechSoup Global introduced DPO to offer impact investment opportunities with investment minimums as low as $50. These unsecured notes accrued interest of 2% to 5% depending on the investment levels and mature in 5 years. There was $1,342,700 balance in DPO notes at June 30, 2019.

	Payments Due by period
Long Term Notes	Total amounts	1 year	2 to 3 years	4 to 5 years
Nonprofit Finance Fund Loan	$500,000	$-	$197,917	$364,583
DPO Notes	1,342,700	65,731	132,444	1,470,559
Total notes payable	$1,842,700	$65,731	$330,361	$1,835,142

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TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – CONCENTRATION OF CREDIT RISK

Cash – TechSoup Global maintains its cash balances at various banks in the United States and at various foreign banks in Poland and England. The Federal Deposit Insurance Corporation (FDIC) insures account balances at the U.S. Banks up to $250,000 per institution. Cash held by banks in England and Poland are fully secured by Financial Services Compensation Scheme (FSCS) which protects up to GBP 85,000 (approximately $110,120) and by the Bank Guaranty Fund (BGF) which protects up to PLN (Polish Zloty) equivalent of 100,000 Euros (approximately $111,560), respectively.

Revenue and receivables – TechSoup Global receives more than half of its revenue from validation service fees related to the distribution of donated software. A significant reduction in the level of software donations, if this were to occur, could have an effect on TechSoup Global’s programs and activities.

Certain grant awards require the fulfillment of certain terms as set forth in the grant instrument. Failure to fulfill the conditions could result in the return of the funds to the grantors. TechSoup Global deems this contingency remote since by accepting the grants and their terms, it has accommodated the objectives of TechSoup Global to the provisions of the grants. TechSoup Global’s management is of the opinion that TechSoup Global has complied with the terms and conditions of all the grants.

NOTE 8 – LEASE COMMITMENTS

As of June 30, 2019, TechSoup Global is obligated under several operating leases for office space located in San Francisco, California; Corinth, Mississippi, London, England; and Warsaw, Poland. The leases expire on varying dates through September 30, 2020.

Future minimum lease payments under all these lease agreements as of June 30, 2019, are as follows:

Year Ending	Amount
2020	1,147,407
2021	263,032
$1,410,439

The TechSoup Trust’s office in the United Kingdom is under a lease agreement that may be terminated by either party with three months’ advance notice. The lease agreement began on August 2018 through July 2020 and rent expense is GBP 1,100 per month (approximately $1,456) as of June 30, 2019.

Fundacja TechSoup’ office lease in Poland is under a non-cancelable operating lease agreement through September, 2020. The total rent expense is PLN 36,988 per month (approximately $9,617) as of June 30, 2019.

Rent expense under operating lease agreements for the fiscal years ended June 30, 2019 and 2018, amounted to approximately $1,169,591 and $1,188,455, respectively.

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TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – RETIREMENT PLAN

TechSoup Global has a defined contribution retirement plan (“the Plan”) as established under Internal Revenue Code Section 403(b). Anyone employed by TechSoup Global on June 30th is eligible for participation in the Plan. For each Plan year, the Board of Directors of TechSoup Global determines the amount (if any) to be contributed to the Plan. Total contributions made by TechSoup Global to the Plan amounted to $0 and $271,167 for the years ended June 30, 2019 and 2018, respectively.

NOTE 10 – DONATED GOODS AND SERVICES

Donated goods and services of $500 and $150,000 for the years ended June 30, 2019 and 2018, respectively, consisted of donated software licenses, professional services, and rent.

NOTE 11 – INCOME TAXES

TechSoup Global is a not-for-profit organization, exempt from federal income tax under Section 501(c)(3) of the U.S. Internal Revenue Code, and contributions to it are tax deductible as prescribed by the Code. TechSoup Global is also exempt from California franchise tax under Section 23701d of the California Revenue and Taxation Code.

TechSoup Global assesses its accounting for uncertainties in income taxes recognized in its consolidated financial statements and prescribes a threshold of “more likely than not” for recognition and derecognition of tax positions taken or expected to be taken in the tax returns. There was no material impact on TechSoup Global’s consolidated financial statements as a result of the adoption of this policy.

The TechSoup Trust, a UK charity and company limited by guarantee, and Fundacja TechSoup, a Polish public benefit foundation, are both tax exempt organizations under their respective country’s income tax codes.

Management evaluated TSE Enterprises Sp. Z O.O., TechSoup Africa Enterprises Limited and TSL Enterprises S.A.S. tax position and determined no uncertain tax position that requires adjustment to the consolidated financial statements. Therefore no provision or liability for income taxes had been included in the consolidated financial statements.

NOTE 12 – CONTINGENCIES

In the ordinary course of conducting its business, TechSoup Global may be subjected from time to time to loss contingencies arising from general business matters or lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on TechSoup Global’s consolidated financial position or results of future operations.

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TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the consolidated statement of financial position date, but before the consolidated financial statements are available to be issued. TechSoup Global recognizes in the consolidated financial statements the effects of all significant subsequent events that provide additional evidence about conditions that existed at the date of the consolidated statement of financial position, including the estimates inherent in the process of preparing the consolidated financial statements.

TechSoup Global submitted its second Regulation A offering statement to the SEC and was qualified on September 26, 2019, refer to Note 1. As a result TechSoup Global originated $1,842,700 in loans as of June 30, 2019.

TechSoup Global has evaluated subsequent events through October 24, 2019, the date the consolidated financial statements are available to be issued, and have determined that there are no other subsequent events that require additional recognition or disclosure.

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SUPPLEMENTARY INFORMATION

Page | 22

TechSoup Global and Subsidiaries
Consolidating Statement of Financial Position
As of June 30, 2019

	TechSoup Global	Fundacja TechSoup	The TechSoup Trust	TSE Enterprises	TSA Enterprises	TSL Enterprises	Total
ASSETS
Current assets
Cash and cash equivalents	$5,784,144	$1,215,652	$321,390	$88,139	$8,560	$7,694	$7,425,579
Accounts receivable, net of allowance for doubtful accounts	1,523,102	47,885	34,206	405,896	354	530	2,011,973
Grants receivable	479,339	13,711	-	-	-	-	493,050
Prepaid and other current assets	678,530	449,004	3,182	7,268	-	-	1,137,984
Total current assets	8,465,115	1,726,252	358,778	501,303	8,914	8,224	11,068,586

Long-term assets
Property and equipment, net of accumulated depreciation	158,533	41,464	-	-	-	-	199,997
Deposits	159,504	39,970	889	(54,240)	(11,260)	(15,892)	118,971
Total long-term assets	318,037	81,434	889	(54,240)	(11,260)	(15,892)	318,968
Total Assets	$8,783,152	$1,807,686	$359,667	$447,063	$(2,346)	$(7,668)	$11,387,554
LIABILITIES AND NET ASSETS
Current liabilities
Accounts payable	$1,999,568	$57,358	$37,100	$379,017	$650	$-	$2,473,693
Accrued vacation	1,368,545	23,490	31,040	-	-	-	1,423,075
Accrued liabilities	116,234	116,735	1,454	3,528	-	-	237,951
Deferred revenue	297,298	-	-	43,286	-	-	340,584
Deferred rent	107,643	-	-	-	-	-	107,643
Total current liabilities	3,889,288	197,583	69,594	425,831	650	-	4,582,946

Long term liabilities
Notes Payable	1,842,700	-	-	-	-	-	1,842,700
Accrued interest	1,414	-	-	-	-	-	1,414
Total long term liabilities	1,844,114	-	-	-	-	-	1,844,114

Net assets
Net assets without donor restrictions	536,500	307,378	290,073	21,232	(2,996)	(7,668)	1,144,519
Net assets with donor restrictions	2,513,250	1,302,725	-	-	-	-	3,815,975
Total net assets	3,049,750	1,610,103	290,073	21,232	(2,996)	(7,668)	4,960,494
Total liabilities and net assets	$8,783,152	$1,807,686	$359,667	$447,063	$(2,346)	$(7,668)	$11,387,554

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TechSoup Global and Subsidiaries
Consolidating Statement of Activities
For the Year Ended June 30, 2019

	TechSoup Global	Fundacja TechSoup	The TechSoup Trust	TSE Enterprises	TSA Enterprises	TSL Enterprises	Subtotal	Eliminations	Consolidated Total
Revenue and support
Program service fees	$25,297,531	$284,777	$149,810	$105,288	$(618)	$5,867	$25,842,655	$-	$25,842,655
Grants and contributions	3,491,050	2,587,108	1,026,156	36,641	989	959	7,142,903	(1,964,403)	5,178,500
Donated goods and services	500	-	-	-	-	-	500	-	500
Membership revenues	331,434	-	-	-	-	-	331,434	-	331,434
Other income	16,518	4,567	-	-	-	32	21,117	-	21,117
Total revenue and support	29,137,033	2,876,452	1,175,966	141,929	371	6,858	33,338,609	(1,964,403)	31,374,206
Expenses
Personnel costs	18,531,824	951,456	1,011,308	59,547	-	6,361	20,560,496	-	20,560,496
Professional services	159,900	27,538	18,602	17,121	-	-	223,161	-	223,161
Training and recruitment	476,922	778	-	-	-	-	477,700	-	477,700
Rent	762,286	3,953	157	5,294	547	62	772,299	-	772,299
Equipment leasing and rental	163,895	5,674	-	-	-	-	169,569	-	169,569
Travel and conferences	420,305	29,200	1,723	2,321	-	1,283	454,832	-	454,832
Bank fees	1,059,554	4,766	-	-	-	2,622	1,066,942	-	1,066,942
IT maintenance and licenses	137,066	2,333	4,977	-	-	-	144,376	-	144,376
Grants paid to others	4,562	191,361	5,296	4,667	15	16	205,917	-	205,917
Outreach	2,026,225	440,668	-	-	-	-	2,466,893	(1,964,403)	502,490
Dues, fees, and subscriptions	108,126	-	1,492	-	-	-	109,618	-	109,618
Telecommunications	28,089	-	-	1,246	-	-	29,335	-	29,335
Accounting	744,101	506	99	20,445	2,896	-	768,047	-	768,047
Loss on currency exchange	43,502	2,741	4	-	-	-	46,247	-	46,247
Depreciation and amortization	31,559	3,007	-	-	-	-	34,566	-	34,566
Expendable equipment	5,378,214	339,474	983	4,358	-	546	5,723,575	-	5,723,575
Utilities	1,036,555	113,550	14,774	4,712	-	-	1,169,591	-	1,169,591
Repairs and maintenance	105,381	10,659	-	-	-	-	116,040	-	116,040
Insurance	49,518	9,244	1,477	-	-	187	60,426	-	60,426
Supplies	358,472	14,479	6,429	-	-	60	379,440	-	379,440
Postage	153,354	55,785	354	3,664	-	-	213,157	-	213,157
Printing	716,986	152,661	46,067	4,706	-	3,357	923,777	-	923,777
Interest Expense	69,507	49,038	2,774	-	-	-	121,319	-	121,319
Total expenses	32,565,903	2,408,871	1,116,516	128,081	3,458	14,494	36,237,323	(1,964,403)	34,272,920
Results of operations	(3,428,870)	467,581	59,450	13,848	(3,087)	(7,636)	(2,898,714)	-	(2,898,714)
Foreign currency translation adjustment	(54)	18,084	(32,466)	321	91	(32)	(14,056)	-	(14,056)
Changes in net assets	(3,428,924)	485,665	26,984	14,169	(2,996)	(7,668)	(2,912,770)	-	(2,912,770)
Net assets, beginning of year	6,478,674	1,124,438	263,089	7,063	-	-	7,873,264	-	7,873,264
Net assets, end of year	$3,049,750	$1,610,103	$290,073	$21,232	$(2,996)	$(7,668)	$4,960,494	$-	$4,960,494

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TechSoup Global, a California 501(c)(3) Nonprofit Public Benefit Corporation

By

/s/ Rebecca Masisak
Rebecca Masisak Chief Executive Officer & Board Member

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ Rebecca Masisak
Name	Rebecca Masisak
Title	Chief Executive Officer & Board Member
Date	December 18, 2019

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Financial Officer
Date	December 18, 2019

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Accounting Officer
Date	December 18, 2019

Signature	/s/ Ken Tsunoda
Name	Ken Tsunoda
Title	VP, Development
Date	December 18, 2019

Signature	/s/ Clem Bason
Name	Clem Bason
Title	Chair, TechSoup Board of Directors
Date	December 18, 2019

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